TTBD, LLC

(SEC I.D. No. 8-67667)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2017, and Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

TTBD, LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** FOR CONDITIONS OF CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF THIS FILING, SEE SECTION 240.17A-5(E)(3)



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of TTBD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, changes in shareholder's equity, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2007.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **TTBD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 1000
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Rooney **312-698-6026**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH	$ 283,071
ACCOUNTS RECEIVABLE	16,423
PREPAIDS AND DEPOSITS	5,210
TOTAL	$ 304,704

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 291
Related party payable to Trading Technologies International, Inc.	180,776
Total liabilities	181,067
SHAREHOLDER'S EQUITY:	
Membership interest	224,000
Accumulated deficit	(100,363)
Total shareholder's equity	123,637
TOTAL	$ 304,704

See notes to financial statements.

TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES — Software revenue	$ 185,170
EXPENSES:	
General and administrative expenses	61,680
Regulatory fees and other expenses	46,975
Software licensing distribution expense	148,136
Total expenses	256,791
NET LOSS	$ (71,621)

See notes to financial statements.

TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (71,621)
Adjustments to reconcile net loss to net cash provided by operating activities — changes in assets and liabilities:	
Accounts payable and accrued expenses	(2,655)
Prepaids and deposits	(1,255)
Accounts receivable	(2,162)
Related party payable to Trading Technologies International, Inc.	180,776
Net cash provided by operating activities	103,083
NET INCREASE IN CASH	103,083
CASH — Beginning of year	179,988
CASH — End of year	$ 283,071

See notes to financial statements.

TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2016	$ 224,000	$ (28,742)	$ 195,258
Net Loss	-	(71,621)	(71,621)
BALANCE — December 31, 2017	$ 224,000	$ (100,363)	$ 123,637

See notes to financial statements.

TTBD, LLC

1. **GENERAL**

    Basis of Presentation — The accompanying financial statements of TTBD, LLC (TTBD or the "Company"), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

    Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

    The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India. Four of the Company's customers account for 80.3% of total revenue.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Revenue Recognition — Revenue from software licenses is earned on a transactional basis in the month the software is used. A receivable is established for fees earned but not yet collected.

    General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from TTI or other affiliates of TTI for providing administrative activities to the Company. Refer to Note 5 Related Party Transactions.

    Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

    Software Licensing Distribution Expense — Software licensing distribution expense pertain to TTBD's non-exclusive and non-transferable license of certain software and patents from TTI. Refer to Note 5 Related Party Transactions.

    Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

    Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

Recent Accounting Pronouncements -

During May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the new revenue guidance effective January 1, 2018. The adoption of this guidance did not impact the Company's financial position or results of operations.

3. **NET CAPITAL REQUIREMENTS**

    As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

    At December 31, 2017, the Company had net capital, as defined under the Rule, of $102,004, which was $89,933 in excess of required net capital of $12,071. The Company's aggregate indebtedness, as defined under the Rule, was 177.51% of its net capital.

    The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

4. **INCOME TAXES**

    The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a single-member limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2017 and there were no activities related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. **RELATED PARTY TRANSACTIONS**

    The Company entered into an expense sharing agreement dated January 1, 2017, with TTI (which superseded a previous expense sharing agreement dated December 14, 2015) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $5,140 per month ($61,680 annually) by the Company for being responsible for such expenses. TTI invoices TTBD monthly for the related party transactions and the invoice is settled the following month. As of December 31, 2017, $32,640 of these expenses are payable to TTI and are

included within the 'Related party payable to Trading Technologies International, Inc.' liabilities line item in the statement of financial condition.

The Company entered into a distribution agreement dated November 29, 2007 with TTI whereby TTI owns certain software and patents that it is willing to license to TTBD as a non-exclusive and non-transferable license to distribute the software. As such, TTI will be paid a license fee based on TTI's standard list pricing discounted by 20%. As of December 31, 2017, $148,136 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' liabilities line item in the statement of financial condition.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of these financial statements and determined that there have been no events that require adjustment to or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

TTBD, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017**

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 123,637
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1 — Nonallowable assets — other assets	21,633
NET CAPITAL	$ 102,004
AGGREGATE INDEBTEDNESS	$ 181,067

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 12,071
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 12,071
EXCESS NET CAPITAL	$ 89,933
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	177.51%

TTBD, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

TTBD, LLC (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.







OATH OR AFFIRMATION

I, Patrick Rooney, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither TTBD, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Feb. 27, 2018

Title

Notary Public

"OFFICIAL SEAL"
JILL P. FITZPATRICK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/16/2020